Exhibit 99.1
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto and CODELCO announce the formation of the “Río de Cobre” mining technology development alliance
12 November 2009
The chief executives of Rio Tinto and CODELCO have announced the formation of ‘Rio de Cobre’, a technology alliance agreement. The new alliance allows both companies to jointly pursue next generation copper mining and processing technology development. The aim is to deliver safer, more energy efficient and lower cost of production from both current and next generation open cut and deep underground mines whilst operating with a lower a overall environmental impact.
Governed by an independent chair and vice chair, Río de Cobre will pursue step change technology development in the areas of Surface Mining, Underground Mining and Copper Mineral Recovery.
Tom Albanese, Rio Tinto’s chief executive said, “I am delighted that we have entered into the Río de Cobre alliance with CODELCO. Combining the Rio Tinto Mine of the FutureTM effort with the industry renowned copper technology expertise of CODELCO positions both of our companies to best confront the challenges posed by the increasing demand for copper.”
CODELCO chief executive Jose Pablo Arellano said, “CODELCO as leader of the copper mining industry is pleased in signing the Rio de Cobre Alliance with Rio Tinto. This initiative will make possible technological collaboration to meet the challenges in underground mining. Our companies have the experience and expertise to innovate in order to face these challenges in a competitive manner”.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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